SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   --------


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934






(Mark One):

  X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.

For the fiscal year ended   December 31, 1999

                                      OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________________ to __________________.

Commission file number    0-16211

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DENTSPLY International Inc. 570 West College Avenue, York,
Pennsylvania 17405

                             REQUIRED INFORMATION


1. Financial Statements:

      The following financial information, including Independent Accountants' Reports thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

      Statement of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998.

      Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1999 and 1998.

      Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999.


2. Exhibit:

      The following exhibit is submitted herewith:

            Exhibit (A) - Consent of PricewaterhouseCoopers LLP- Independent
                             Accountants

            Exhibit (B) - Consent of KPMG LLP- Independent Accountants


                                   SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    DENTSPLY International Inc.
                                    401(k) Savings Plan

Date: June 28, 2000             /s/ John C. Miles, II
                                    John C. Miles, II
                                    Chairman, Chief Executive Officer and
                                    Member of the DENTSPLY International Inc.
                                    401(k) Savings Plan Committee

                          DENTSPLY International Inc.
                              401(k) Savings Plan
                            Financial Statements and
                             Additional Information
                           December 31, 1999 and 1998

DENTSPLY International Inc. 401(k) Savings Plan
Index to Financial Statements and Additional Information
December 31, 1999 and 1998



                                                             Page(s)

Financial Statements:

  Reports of Independent Accountants                            5 - 6

  Statements of Net Assets Available for Benefits                 7

  Statements of Changes in Net Assets Available for Benefits      8

  Notes to Financial Statements                                 9 - 13

Additional Information:*

  Schedule I - Schedule of Assets Held for Investment Purposes    14









* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and Administrator of DENTSPLY International Inc. 401(k)
Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP

Philadelphia, PA
June 28, 2000

                         Independent Auditors' Report


Participants and Trustees of
DENTSPLY International Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.


                                    /s/ KPMG LLP





Philadelphia, Pennsylvania
June 15, 1999

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
-------------------------------------------------------------------------------


                                                                               December 31,
                                                                          1999              1998
Assets:
 Cash and cash equivalents                                            $       767       $ 2,193,957   *
 Investments, at fair value
  Shares of registered investment companies:
   Fidelity Magellan Fund                                               8,814,269   *     5,922,529   *
   Fidelity Growth Company Fund                                         8,852,930   *     4,014,190   *
   Fidelity Balanced Fund                                               1,148,961           891,813
   Fidelity Puritan Fund                                                1,882,204         1,890,672   *
   Vanguard U.S. Growth Fund                                            5,135,610   *     3,434,978   *
   Vanguard Index 500 Fund                                              8,514,651   *     6,252,269   *
   Vanguard Windsor II Fund                                             3,019,141   *     2,903,068   *
   Vanguard Wellington Fund                                             1,032,793           980,280
   Schwab Institutional Advantage Money Fund                            2,931,912   *     2,900,356   *
   Vanguard Short-term Corporate Bond Fund                              1,321,587         1,091,949
   Vanguard Long-term Corporate Bond Fund                                  23,561
   Vanguard Index Trust Small Cap Fund                                    182,812
  DENTSPLY International Inc. Stock Fund                                2,095,061         1,929,163   *
  Participant loans                                                       765,979           513,164

   Total investments                                                   45,721,471        32,724,431

 Receivables
  Employee contribution receivable                                        638,358           605,909
  Assets receivable from GAC International Inc. 401(k) Plan                                 109,218

   Total receivables                                                      638,358           715,127

   Net assets available for benefits                                  $46,360,596       $35,633,515



* Represents five percent or more of the Plan's net assets.







The accompanying notes are an integral part of these financial statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
-------------------------------------------------------------------------------

                                                                               Year Ended
                                                                               December 31,
                                                                         1999             1998
Additions:
 Investment income:
  Net appreciation in fair value of investments                      $ 5,127,088      $ 3,707,378
  Interest and dividends                                               2,747,571        1,791,531

                                                                       7,874,659        5,498,909

 Contributions:
  Participant                                                          5,614,481        5,157,271
  Participant rollovers                                                  866,977        1,243,912

                                                                       6,481,458        6,401,183

  Asset transfer from GAC International Inc. 401(k) Plan                                2,281,052

    Total additions                                                   14,356,117       14,181,144

Deductions:
 Payment of benefits                                                   3,629,036        2,449,455

 Net increase                                                         10,727,081       11,731,689

Net assets available for benefits:
 Beginning of year                                                    35,633,515       23,901,826

 End of year                                                         $46,360,596      $35,633,515







The accompanying notes are an integral part of these financial statements.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
-------------------------------------------------------------------------------


1. Description of the Plan

   The following description of the DENTSPLY International Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan covering all full-time employees of DENTSPLY International Inc. (the "Company") and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. Employees are eligible to participate in the Plan during open enrollment periods occurring on January 1, April 1, July 1 and October 1 of each year. A summary plan description containing specific Plan provisions has been made available to all participants of the Plan.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Plan Administration
   The Plan is administered by the 401(k) Savings Plan Committee (the "Committee"). The Charles Schwab Trust Company (the "Trustee") is the trustee of the Plan and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Manchester Benefits Group.

   Officers or employees of the Company perform certain administrative functions. No such officers or employees receive compensation from the Plan.

   Contributions
   Each year, participants may contribute up to 15 percent of their pre-tax annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan.

   Participant Accounts
   Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   Participants are immediately vested in their contributions and earnings thereon.

   Investment Options
   Upon enrollment in the Plan, a participant may direct employee contributions in one- percent increments in any of thirteen investment options.

      Fidelity Magellan Fund- Funds are invested in shares of Fidelity Magellan Fund, a registered investment company managed by Fidelity Investments ("Fidelity") that invests mainly in common stocks seeking long-term growth.

      Fidelity Growth Company Fund- Funds are invested in shares of Fidelity Growth Company Fund, a registered investment company managed by Fidelity that invests primarily in common stocks and convertible securities of companies with above-average growth characteristics.

      Fidelity Balanced Fund- Funds are invested in shares of Fidelity Balanced Fund, a registered investment company managed by Fidelity that invests in a broadly diversified portfolio of high-yield securities, including common stocks, preferred stocks, and bonds.

      Fidelity Puritan Fund- Funds are invested in shares of Fidelity Puritan Fund, a registered investment company managed by Fidelity that invests in a broad range of securities seeking high income with preservation of capital.

      Vanguard U.S. Growth Fund - Funds are invested in shares of Vanguard U.S. Growth Fund, a registered investment company managed by The Vanguard Group ("Vanguard") that invests in equity securities of seasoned U.S. companies.

      Vanguard Index 500 Fund - Funds are invested in shares of Vanguard Index 500 Fund, a registered investment company managed by Vanguard that invests in a portfolio holding five hundred of the largest stocks in the U.S.

      Vanguard Windsor II Fund - Funds are invested in shares of Vanguard Windsor II Fund, a registered investment company managed by Vanguard that invests primarily in undervalued, income producing stocks.

      Vanguard Wellington Fund - Funds are invested in shares of Vanguard Wellington Fund, a registered investment company managed by Vanguard that invests in bonds, preferred stocks, and common stocks.

      Schwab Institutional Advantage Money Fund- Funds are invested in shares of Schwab Institutional Advantage Money Fund, a registered investment company managed by The Charles Schwab Trust Company ("Schwab") that invests in short-term, high quality securities, including commercial paper and issues of the U.S. Treasury and Government Agencies.

      Vanguard Short-Term Corporate Bond Fund - Funds are invested in shares of Vanguard Short-Term Corporate Bond Fund, a registered investment company managed by Vanguard that invests in short-term investment-grade bonds and other fixed-income securities.

      Vanguard Long-Term Corporate Bond Fund - Funds are invested in shares of Vanguard Long-Term Corporate Bond Fund, a registered investment company managed by Vanguard that invests in long-term investment-grade bonds and other fixed-income securities.

      Vanguard Index Trust Small Cap Fund - Funds are invested in shares of Vanguard Index Trust Small Cap Fund, a registered investment company managed by the Vanguard seeking long-term capital growth. The fund attempts to match the performance of the Standard & Poor's SmallCap 600/BARRA Value Index, an unmanaged index of small-capitalization value stocks.

      DENTSPLY International Inc. Stock Fund- Invests exclusively in Common Stock of DENTSPLY International Inc.

   Participants may change their investment options or transfer existing account balances to other investment options daily.

   Participant Loans
   Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms may not exceed 5 years; however, terms may exceed 5 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

   Payment of Benefits
   Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator.

2. Significant Accounting Policies

   Basis of Accounting
   The accompanying financial statements have been prepared on the accrual basis of accounting.

   Financial Statement Presentation
   The Plan adopted American Institute of Certified Public Accountants Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters ("SOP 99-3"). Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Payment of Benefits
   Benefits are recorded when paid.

   Plan Expenses
   Expenses incurred in connection with the administration of the Plan are paid by the Company.

   Reclassifications
   Certain amounts in the prior year financial statements have been reclassified to conform with the presentation of the current year financial statements.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

   During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                      1999           1998

Registered investment companies                   $5,267,120     $3,910,893
Common stock                                        (140,032)      (203,515)

                                                  $5,127,088     $3,707,378

4. Related Party Transactions

   During 1999 and 1998, certain Plan investments were shares of a registered investment company managed by Schwab. Schwab is the trustee as defined by the Plan. The transactions in this fund are party-in-interest transactions exempt from prohibited transaction rules.

5. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Plan Merger

   As a result of a business acquisition made by the Company during 1998, the GAC International, Inc. 401(k) Plan, with net assets of $2,281,052 was merged with and into the Plan in 1998.

7. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                                            Additional Information
DENTSPLY International Inc. 401(k) Savings Plan                                                         Schedule I
Schedule of Assets Held for Investment Purposes
December 31, 1999
-------------------------------------------------------------------------------



Form 5500, Schedule H, Part IV, Line I
                                                                                                                 Current
                    Identity of Issue                            Investment Type                                  Value

Fidelity Magellan Fund                                     Registered Investment Company                      $ 8,814,269
Fidelity Growth Company Fund                               Registered Investment Company                        8,852,930
Fidelity Balanced Fund                                     Registered Investment Company                        1,148,961
Fidelity Puritan Fund                                      Registered Investment Company                        1,882,204
Vanguard U.S. Growth Fund                                  Registered Investment Company                        5,135,610
Vanguard Index 500 Fund                                    Registered Investment Company                        8,514,651
Vanguard Windsor II Fund                                   Registered Investment Company                        3,019,141
Vanguard Wellington Fund                                   Registered Investment Company                        1,032,793
Schwab Institutional Advantage Money Fund*                 Registered Investment Company                        2,931,912
Vanguard Short-term Corporate Bond Fund                    Registered Investment Company                        1,321,587
Vanguard Long-term Corporate Bond Fund                     Registered Investment Company                           23,561
Vanguard Index Trust Small Cap Fund                        Registered Investment Company                          182,812
DENTSPLY International Inc. Stock Fund*                    Common Stock                                         2,095,061
DENTSPLY International Inc. 401(k) Savings Plan*           Participant loans, interest rates ranging
                                                           from 7% to 9.5%, maturing between
                                                           1/1/00 and 10/19/09                                    765,979

                                                                                                              $45,721,471






* Party-in-interest

                                                                   Exhibit (A)


                      Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-89786) of DENTSPLY International Inc. of our report dated June 28, 2000 relating to the financial statements of the DENTSPLY International Inc. 401(k) Savings Plan as of December 31, 1999 and for the year then ended, which appears in this Form 11-K.



PRICEWATERHOUSECOOPERS LLP

Philadelphia, PA
June 28, 2000

                                                               Exhibit (B)



                       Consent of Independent Auditors





The Board of Directors
DENTSPLY International Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-89786 on Form S-8 of DENTSPLY International Inc. of our report dated June 15, 1999, relating to the statement of net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 1999 annual report on Form 11-K of the DENTSPLY International Inc. 401(k) Savings Plan.



                                          /s/ KPMG LLP


Philadelphia, Pennsylvania
June 28, 2000